Skeptic Distillery

Award-Winning, Fresh, Smooth, Natural Spirits. Be Curious. Drink Skeptic.

SKEPTICDISTILLERY.COM


Karl Loepke
Master Distiller/Founder
Skeptic Distillery

I always thought most liquor tasted too harsh, needing to be mixed with chasers. I wanted fresher and smoother tasting spirits. As a homebrewer and craft beer lover, I noticed that cold distillation would allow me to take the huge variety and creativity of craft beer into the whiskey and gin world, and making entirely new, fresher tasting spirits.

Karl C Loepke President @ Skeptic Distillery

Why you may want to support us...

1. Skeptic spirits capture and retain the freshness of our base ingredients by distilling at colder, more natural temperatures.
2. In our first competition, we won "Best In Show" for Gin, "Gin of the Year" and "Vodka of the Year." We've since won a dozen more awards.
3. Distilling methods haven't changed much in centuries. We fuse science with a craft ethos to deliver new sensory experiences in spirits.
4. A few years ago we discovered cold vacuum distilling and tried it on craft beer, leading to our Aha! moment.
5. We will achieve breakeven next year at approx. 250 cases/month, or about $225,000 annual sales, just from vodka and gin.
6. We believe that our craft beer whiskey will catapult us to profitability rapidly. Demand is at an all-time high.
7. Our founder has a history of success. He turned a company on the edge of bankruptcy into the industry leader with over 80% market share.

Our Team

AND OUR MAJOR ACCOMPLISHMENTS

Karl C Loepke
President
Helped lead EnviroTech International from the edge of bankruptcy, with $3.5MM sales & $6MM+ debt, to the #1 supplier of its products at 80% marketshare and $14MM+ sales, in <6 yrs. Crafted a gin that won Best In Show in its 1st competition.

James Semrick
National Sales Manager
Increased sales for Lost Forty Brewing in Arkansas at my former company, Premium Beverage, by over 94% YOY. Started Sureshot Beverage marketing to rep spirits in Arkansas, including the brands Infuse, Woody Creek Distillers and CORE Brewing Co.

Brittany Breaux
Graphic Designer / Marketer
10+ years of graphic design and illustration experience. Published, award-winning science illustrator. Published photographer. Former boutique winery manager. Re-imagined Skeptic branding and marketing to increase social media and brand awareness.

Why people love us

Karl embodies the Skeptic brand. He sees everything with a questioning eye, eager to dissect it and make it better. Nothing at Skeptic is fully realized until it reaches its peak potential. The spirits are evidence of that. Beneath that continuous dedication to improvement is a solid foundation of work ethic and business sense, coupled with a willingness to invest time, resources, and research into success.

Brittany Breaux
Other Family Member

Absolutely. Karl employed me two months ago after working with me on a contractor basis for over a year. He is a calculated risk taker and a man of his word. I'd follow the guy to the end of the earth.
James Semrick Friend

Scott Aulinskis Friend

See more on Buzz

Some of our investors

Joseph Iannarelli
Built a dry cleaning business in the Pittsburgh area into one of the largest high volume dry cleaners in eastern PA, before selling to a competitor for profit. Currently owns, manages and develops many commercial and residential properties.

In the news

Wine Enthusiast Magazine
Skeptic Vacuum Distilled Gin The bright spearmint scent gives a hint of what's to come: a refreshing, tingly sip with plenty of lemon peel, juniper and minty zing, with just a tinge of sweetness on the exhale.
June 3, 2019 @ winemag.com

Wine Enthusiast Magazine
This corn-based vodka is overall neutral on the nose and palate, unfurling hints of vanilla and clove. Mix into Martini-style cocktails. Print a Shelf Talker Label About the Wine Enthusiast Buying Guide Tasting
December 26, 2018 @ winemag.com

Skeptic Distillery - Industry Rules
Finally ... a Distillery for the Skeptics Grains. Fermentation. Distillation. Flavor. Fresh. It's part creativity, taste, and chemistry mixed with a dash of mad scientist. It's how Skeptic Distillery has proven themselves to not
October 1, 2018 @ industryrules.com

Downloads

Skeptic Distillery Product Info Sheet

The Story of Skeptic

A Skeptic Is Born


?
MARS
EXPLORERS WANTED

I always thought that most liquor tasted too harsh. As an avid home brewer, I knew that fresh beer tasted better than mass produced, pasteurized beer. I wondered if there was a way to make liquor taste fresher and smoother, like cold brewed coffee or cold pressed juice.

A Curious Process


SCIENCE
CRAFT
OUT!
(HEARTS)

Vacuum distillation is a process often used in industrial plants to better separate chemicals, remove impurities and distill at lower temperatures. I began distilling some of my craft beers in the laboratory at work and they smelled and tasted super fresh and just like the beer! At that moment, I decided to change my startup brewery concept into a distillery, focused on using this process to make award-winning, cold distilled, fresh spirits.

Building Something out of Nothing



Vacuum distillation had been done before with gin, and was not an entirely new idea. But it had never been done in a way that was scale-able, or for other types of spirits. So we built a distillery and the still ourselves, because nobody had ever made one quite like ours before.

3, 2, 1...Wait


SKEPTIC
GIN
CURIOUS
SPIRITS
SKEPTIC
VODKA
CURIOUS
SPIRITS

In November 2017 we received our Federal Permit for distilling. A few months later we got the Illinois Craft Distiller's Permit and we were ready to go! However, there was still a little roadblock known as the three tier system, and due to timing we wouldn't be able to launch with a distributor in Illinois until May 2019.

In the Meantime, the Awards Roll In


AS SEEN IN FEBRUARY 2019
WINE ENTHUSIAST
BUYING GUIDE
USA SPIRITS RATINGS GIN of the YEAR 2018
USA SPIRITS RATINGS BEST IN SHOW BY COUNTRY CATEGORY 2018
DOUBLE GOLD SIP AWARDS 2019 GOLD DOUBLE GOLD
SIP AWARDS 2019 SILVER
90
JUDGING OF CRAFT SPIRITS 2019 ADI BEST OF CATEGORY
JUDGING OF CRAFT SPIRITS 2019 ADI SILVER MEDAL
JUDGING OF CRAFT SPIRITS 2019 ADI GOLD MEDAL
AMERICAN DISTILLING INSTITUTE CERTIFIED CRAFT DISTILLED SPIRIT
BRONZE WORLD SPIRITS COMPETITION 2018 CIGAR & SPIRITS MAGAZINE
USA SPIRITS RATINGS VODKA of the YEAR 2018

While biding our time until our launch with Heritage Wine Cellars, we focused on building our brand and developing alternate sales avenues, including online. We also entered as many competitions as we could afford and wound up with some serious hardware!

- Skeptic Gin Review - Wine Enthusiast (91 Points) – August 2019

> **"The bright spearmint scent gives a hint of what's to come: a refreshing, tingly sip with plenty of lemon peel, juniper and minty zing, with just a tinge of sweetness on the exhale. Distilled from corn, with botanicals that include hibiscus, gooseberry, mango and cardamom, although the soft palate doesn't read as particularly floral or fruity. It's pleasing just the same."**
> *Wine Enthusiast - Kara Newman, Spirits Editor*

3, 2, 1...Lift-Off!


SKEPTIC


HELLO BEAUTIFUL $10
SOUTH BEACH SOUR $11
WYNWOOD MULE $10
APEROL SPIRTZ $10
Aperol, dry curaçao, lemon, soda topped with bubbles
KEPTIC MULE

On May 1st, 2019 we officially launched with our Illinois distributor. Skeptic Vodka and Gin are currently being sold in over 30 retail stores in the Chicago area, including 12 Binny's Beverage Depots and over 40 bars and restaurants. Just recently, we sold our 500th case overall and 150th in Illinois, and sales are doubling month over month as we continue to grow sales.

Keeping the Rocket Fueled



Gin and vodka sales are projected to continue to expand in Illinois at a steady rate of approx. 20-30% per month on average. While it cannot be guaranteed, we hope to sell a target of at least 2,400 cases (of ONLY gin and vodka) by the end of 2020, while also branching into the neighboring states of Wisconsin, Minnesota and Indiana as well as California and possibly Florida. Based on our margins now, we expect profitability will occur at approx. 250 cases per month in sales, which we hope to achieve by the middle of 2020.

Cold Distilled Brew-skeys



By adding our cold distilled craft beer whiskeys to the mix, we'll begin opening up new revenue channels in both on and off premise locations, not only because the demand for whiskey is so high, but because it will indirectly amplify our other product sales as part of a complete portfolio offering. Our whiskeys will be uniquely "Skeptic" and scale-able, so that we'll be able to meet what we expect will be a very strong demand based on conversations with our customers.

Product Portfolio Expansion



We are developing new brands and line extensions, beginning with a unique infused rum currently in pilot development, a complex mixology-focused liqueur, and some very fresh tasting and delicious Ready-To-Drink canned cocktails. Other projects include working with other distilleries and brand companies to contract distill and sell cold distilled spirits, and exploring custom co-branded spirits for certain celebrities.

Investor Q&A

− COLLAPSE ALL

What does your company do?

We use a unique distilling process to preserve the freshness and flavor of our ingredients. We make award-winning spirits, distilled at natural temperatures, with no sugar or additives for the consumer who cares about how his/her spirits are made. Our two main products are currently gin and vodka. We'll have at least three when the whiskey is ready. Our spirits are available to buy at the distillery, online and in various bars, restaurants and stores in Illinois, Alaska and Oklahoma.

Where will your company be in 5 years?

We hope to become a global brand, sold in all 50 states through distribution (e.g. Southern Glazer, RNDC, etc.) and online, as well as many countries around the world. Always experimenting, we plan to push the boundaries of what spirits can taste like. We plan to launch (and sell) many brands and specialty products besides our core whiskeys, vodka and gins. Some early concepts of these will include a unique infused rum and Ready To Drink (RTD) canned cocktails..

Why did you choose this idea?

I always thought most liquor tasted too harsh, needing to be mixed with chasers. I wanted fresher and smoother tasting spirits. As a homebrewer and craft beer lover, I noticed that cold distillation would allow me to take the huge variety and creativity of craft beer into the whiskey and gin world, and making entirely new, fresher tasting spirits.

Take us back to the beginning. How did you get started?

I hired an R and D chemist at my former company, who had the idea to contract vacuum distill wine into brandy for wineries in New York. I was an avid homebrewer at the time and thought, "What if this method could capture the true essence of my beers?" So I tried it. And it worked!

Where have the last few years gotten you?

It has been challenging in many ways, adapting to how this industry is structured. But in that time, we've designed and built a brand, a distillery, crafted award-winning gin and vodka, hired employees, worked our tails off and had a ton of fun. We've learned a lot and are still adapting and improving, and now we're beginning to see the fruits of all that hard work.

Who are your customers?

People who care about what goes into their drinks. They like trying new things and experimenting, but also like to have a few go-to's in their liquor cabinet. They're interested in how their spirits are made, and care that there are no sugars or artificial additives in them, and that they preserve the freshness of their core ingredients.

How will you win?

Several reasons: We will not be out-hustled, ever. We've accomplished so much already with only 1-3 people at various times. Our spirits are multi award-winning, have great packaging, memorable branding and a unique offering: Fresh spirits distilled at natural temperatures.

What's next for your business and why are you raising money now?

I originally started Skeptic to make whiskey from craft beer. The true catalyst to our future growth will be our uniquely made and cold distilled whiskey. We're raising money now so that we can accelerate our timetable to getting the whiskey to market, and to build a tasting room where we can make personal connections with our customers; a place where we can craft an experience as memorable as our spirits.

How will you use the funds raised on Wefunder to accomplish the next milestone?

$150K will allow us to purchase the custom components of the still, as well as other support equipment and plumbing required to hook it up and run it. The next $87.5K is earmarked for operating capital and cost overruns should they occur. If we hit our high target, we will use the extra funds to build out the tasting room and upgrade the building to make a unique tasting room experience with tours and hosted events.